Nasdaq Regulation

Nasdaq

Eun Ah Choi
Vice President—Deputy General Counsel
Listing Qualifications

By Electronic Mail

October 19, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on October 15, 2021 The Nasdaq Stock Market (the "Exchange") received from PepsiCo, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

0.750% Senior Notes due 2033

We further certify that the security described above has been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

Eun Ah Choi